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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             INTERVISUAL BOOKS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    460918105
                                 (CUSIP Number)

                                  Waldo H. Hunt
                             Intervisual Books, Inc.
                        2716 Ocean Park Blvd., Suite 2020
                         Santa Monica, California 90405
                                 (310) 396-8708

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 14, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 460918 10 5             Schedule 13D                       Page 2 of 5
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1.          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            Mr. and Mrs. Waldo H. Hunt and Patricia E. Hunt, individually and as trustees of the Hunt Family Trust

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[ ]
                                                                            b[x]

3.          SEC USE ONLY

4.          SOURCE OF FUNDS

            PF, OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF       7.          SOLE VOTING POWER
SHARES
BENEFICIALLY                2,933,416
OWNED BY
EACH            8.          SHARED VOTING POWER
REPORTING
PERSON                      0
WITH
                9.          SOLE DISPOSITIVE POWER

                            2,933,416

                10.         SHARED DISPOSITIVE POWER

                            0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,933,416

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

            N/A

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CUSIP No. 460918 10 5             Schedule 13D                       Page 3 of 5
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.4%, based on 5,885,115 shares of common stock outstanding as calculated based on the number of shares reported by Issuer as issued and outstanding as of March 31, 1999 plus the shares issued by Issuer in connection with Issuer's acquisition of Fast Forward Marketing, Inc.


14.         TYPE OF PERSON REPORTING

            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 460918 10 5             Schedule 13D                       Page 4 of 5
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            This Amendment No. 1 amends the Schedule 13D dated July 22, 1998
(the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Mr. and Mrs. Waldo H. Hunt, and Patricia E. Hunt, individually and as trustees of The Hunt Family Trust (collectively, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original
Schedule 13D.

Item 4.     Purpose of Transaction.

            Item 4 as previously filed is hereby amended to add the following information:

                        As reported in Item 6 below, Mr. Hunt as trustee of The
            Hunt Family Trust entered into an agreement regarding the election of certain persons to the Board of Directors of the Issuer.

Item 5.     Interest in Securities of the Issuer.

            Subparagraph (a) of Item 5 as previously filed is hereby amended as follows:

            2,933,416: 49.4%, based on 5,885,115 shares of common stock outstanding as calculated based on the number of shares reported by Issuer as issued and outstanding as of March 31, 1999 plus the shares issued by Issuer in connection with Issuer's acquisition of Fast Forward Marketing, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 as previously filed is hereby amended to add the following information:

                        In connection with Issuer's acquisition of Fast Forward
            Marketing, Inc. ("Fast Forward"), Mr. Hunt as trustee of The Hunt Family Trust entered into an Amended and Restated Voting Agreement (the "Voting Agreement") with Steven D. Ades ("Steven Ades"), Steven
            D. Ades and Laurie Levit, Trustees of the Steven Ades and Laurie Levit Revocable Family Trust (the "Trust"). The Voting Agreement was executed to fulfill a condition to completing the acquisition by the Issuer of Fast Forward Marketing, Inc. on May 14, 1999.

                        According to the Voting Agreement, The Hunt Family Trust
            agreed to vote its shares at the annual meeting of shareholders of the Issuer such that Steven Ades and a "qualified person" (as defined in the Voting Agreement) would be elected to the Issuer's Board of Directors. In the Voting Agreement, Steven Ades and the Trust agreed to vote their shares of the Issuer's common stock in favor of those persons recommended or nominated for election for director by the Issuer's Board of Directors. In the event of cumulative voting for the election of directors, Steven Ades and the Trust agreed, to the extent requested by The Hunt Family Trust, either to distribute their votes equally between Steven Ades and the "qualified person" selected in accordance with the Voting Agreement or equally among each nominee for director supported by the Issuer's Board of Directors. As long as Steven Ades is a director, employee or consultant of the Issuer, Steven Ades and the Trust agreed not to vote for or otherwise support in any manner any nominees for the Issuer's Board of Directors other than those nominees selected by the Issuer's Board of Directors. The Voting Agreement terminates upon the occurrence of certain events. A copy of the Voting Agreement is attached hereto as an exhibit and is hereby incorporated herein.

                        Reporting Persons disclaim beneficial ownership of any
            securities held by Steven Ades and the Trust.

Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby amended to add the following:

                   99.4   Amended and Restated Voting Agreement

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CUSIP No. 460918 10 5             Schedule 13D                       Page 5 of 5
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 21, 1999                    /s/ Waldo H. Hunt
                                        ----------------------------------------
                                        Waldo H. Hunt, Individually and as
                                        Trustee of The Hunt Family Trust UTA May
                                        30, 1980



                                        /s/ Patricia E. Hunt
                                        ----------------------------------------
                                        Patricia E. Hunt, Individually and as
                                        Trustee of The Hunt Family Trust UTA May
                                        30, 1980

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                                 EXHIBIT INDEX

Exhibit
Number                                 Description
------                                 -----------
 99.4               Amended and Restated Voting Agreement